July 15, 2013

VIA EDGAR AND FEDEX

Duc Dang

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

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Re:	Rexford Industrial Realty, Inc. Amendment No. 3 to Registration Statement on Form S-11 Filed on July 15, 2013 CIK No. 0001571283

Dear Mr. Dang:

On behalf of Rexford Industrial Realty, Inc. (formerly Rexford Industrial, Inc., and referred to herein as the “Company”), we are today filing Amendment No. 3 (“Amendment No. 3”) to the Company’s above-referenced Registration Statement on Form S-11 (the “Registration Statement”) which we initially publicly filed on May 23, 2013 and last amended on July 9, 2013.

For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 3, three of which have been marked to show changes from the prior filing of the Registration Statement.

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July 15, 2013

If you have any additional questions, please feel free to call the undersigned at (213) 891-8640 to discuss them.

Very truly yours,

/s/ Bradley A. Helms

Bradley A. Helms, Esq. of LATHAM & WATKINS LLP

cc:	Richard Ziman Howard Schwimmer Michael S. Frankel Julian Kleinforfer, Esq.